UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

February 15, 2019

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Symons Value Institutional Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed December 27, 2018 for the purpose of adding a share class to the Symons Value Institutional Fund.

(1)	Comment: Please provide a completed Fee Table and Example one week prior to effectiveness.

Response: The Fee Table and Example as shown on the final page of this letter will appear in the effective prospectus.

(2)	Comment: In the Account Information Section under Classes of Shares the reference to the expense cap may be misleading in that it does not specify an end date, exclusions, or the right to recoup. Please add the expiration date of March 31, 2022. Please also add the list of exclusions, or indicate that there are exclusions and refer to the footnote to the Fee Table. Please also add that recoupment is possible under certain conditions.

Response: Because the expense cap, expense cap expiration date, exclusions and right to recoup are discussed in both the footnote to the Fee Table and in the Additional Information About Management of the Fund section, we have deleted the reference to the expense cap in the Classes of Shares subsection.

(3)	Comment: Please add the month of inception to the reference to the year of inception in the Portfolio Manager subsection under Additional Information About Management of the Fund section.

Response: We have added the month of inception, December, to the Portfolio Manager subsection.

(4)	Comment: If the portfolio turnover rate is more than 100% for the last fiscal year end, add a Portfolio Turnover Risk to the Principal Risks.

Response: The portfolio turnover rate for the fiscal year ended November 30, 2018 was 76%. Therefore, we have not added Portfolio Turnover Risk to the Principal Risks.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class II
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	NONE	NONE
Other Expenses
Administrative Services Fees	NONE	0.10%
Remaining Other Expenses	0.43%	0.43%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	1.44%	1.54%
Fee Waiver and/or Expense Reimbursement[1]	(0.22%)	(0.32%)
Total Annual Fund Operating Expenses (After Fee Waiver and/or Expense Reimbursement)	1.22%	1.22%

1	The adviser contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business, do not exceed 1.21% of the average daily net assets of each of the Class I shares and Class II shares, through March 31, 2022. This expense cap may not be terminated prior to this date except by the Board of Trustees. Each waiver/expense payment by the Adviser is subject to recoupment by the Adviser from the Fund in the three years following the date the particular waiver/expense payment occurred, but only if such recoupment can be achieved without exceeding the annual expense limitation in effect at the time of the waiver/expense payment and any annual expense limitation in effect at the time of the recoupment.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same, and the expense reduction/reimbursement described above remains in place for the contractual period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I	$124	$387	$721	$1,664
Class II	$124	$387	$743	$1,748